CORRESPONDENCE

STATE AUTO FINANCIAL CORPORATION

518 East Broad Street

Columbus, Ohio 43215-3976

July 10, 2013

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	State Auto Financial Corporation

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed on March 8, 2013 (“2012 Form 10-K”)

File No. 000-19289

Ladies and Gentlemen:

This letter responds on behalf of State Auto Financial Corporation (the “Company”) to the June 14, 2013 letter from the staff of the Securities and Exchange Commission (the “Commission”) to Steven E. English, Chief Financial Officer of the Company (the “June 14 Correspondence”), relating to the staff’s comments to the 2012 Form 10-K. Please note that the Company received an extension from the staff of the Commission to respond to the June 14 Correspondence. The extended response date is July 15, 2013.

Please note that the changes to the Company’s disclosures described below are intended to be applicable to the Company’s Form 10-K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”) and subsequent years and to the Company’s Form 10-Q for the quarter ended June 30, 2013 and subsequent quarters, subject, in each case, to any changes in the rules applicable to such filings. For convenience, each comment of the June 14 Correspondence is repeated and followed by the Company’s response. The Company believes that the following information responds fully and completely to each of the comments in the June 14 Correspondence.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)

Acquisition and Operating Expenses, page 61

1.	Please provide us proposed disclosure to be included in future filings to quantify each significant factor that resulted in the decrease in acquisition and operating expenses from $485.0 to $345.9 for December 31, 2011 to December 2012. Similarly, please include an explanation for the increase in expense from December 31, 2010 to December 31, 2011 of $424.5 to $485.0.

COMPANY RESPONSE:

The Company’s acquisition and operating expenses for the years ended December 31, 2012 and 2011 were primarily impacted by changes to the Pooling Arrangement1, the HO QS Arrangement1 and growth in the Company’s program business, specifically RED1.

On page 40 of the 2012 Form 10-K, the Company discussed the changes to the Pooling Arrangement that occurred in 2011. In 2011, the Company made two changes to the Pooling Arrangement. First, as of January 1, 2011, the Company added the Rockhill Insurers1to the pool. As a result of this change, the overall amount of premiums, losses and loss adjustment expenses, and acquisition and operating expenses subject to pooling increased when compared to the year ended December 31, 2010. The second pool change made in 2011 was effective at the close of business on December 31, 2011 and did not impact the statement of income until 2012. This change amended the Pooling Arrangement to reduce the overall participation percentage of the STFC Pooled Companies from 80% to 65%.

As a result of the 12.31.11 pool change1, the Company’s income statements for the years ended December 31, 2012, 2011 and 2010 reflected results based upon participation percentages from the Pooling Arrangement of 65%, 80% and 80%, respectively.

As illustrated below, the Company intends to make certain disclosure enhancements in the MD&A section of the Form 10-Q for its quarter ended June 30, 2013 and the 2013 Form 10-K with respect to acquisition and operating expenses:

Acquisition and Operating Expenses

Our acquisition and operating expenses were $345.9 million in 2012 compared to $485.0 million in 2011. The 12.31.11 pool change contributed $81.3 million while the HO QS Arrangement contributed another $48.2 million of this decrease.

Our acquisition and operating expenses were $485.0 million in 2011 compared to $424.5 million in 2010. The addition of the Rockhill Insurers to the Pooling Arrangement on January 1, 2011 accounted for $39.2 million and the growth in our program business, specifically RED, accounted for the remainder of this increase.

[1]	As Defined in the 2012 Form 10-K

Investment Operations Segment, page 61

2.	Please provide us proposed disclosure to be included in future periodic reports that states the source for your investment ratings of your fixed maturity portfolio. If more than one source is used, please discuss in your proposed disclosure how the ultimate rating used in the table is determined.

COMPANY RESPONSE:

As illustrated below, the Company intends to make certain disclosure enhancements in the MD&A section of the 2013 Form 10-K with respect to the Investment Operations section:

Investment Operations Segment

We have investment policy guidelines with respect to purchasing fixed maturity investments for our insurance subsidiaries which preclude investments in bonds that are rated below investment grade by a recognized rating service. For the insurance subsidiaries, the maximum investment in any single note or bond is limited to 5.0% or less of statutory assets, other than obligations of the U.S. government or government agencies, for which there is no limit. Our fixed maturity portfolio is composed of high quality, investment grade issues, comprised almost entirely of debt issues rated AAA or AA. We obtain investment ratings from Moody’s, Standard & Poor’s and Fitch. If there is a split rating, we assign the lowest rating obtained. At December 31, 2012, there were no fixed maturity investments rated below investment grade in our available-for-sale investment portfolio.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

a. Principles of Consolidation, page 83

3.	Please provide us proposed disclosure to be included in future filings to clarify why 518 Property Management and Leasing, LLC and Farmers Casualty Insurance Company are consolidated in the financial Statements. If you consider the entities variable interest entities, please clarify in your proposed disclosure the reason why and why you believe you are the primary beneficiary. Refer to ASC 810-10-50-5A.

COMPANY RESPONSE:

The only members of 518 PML2 are State Auto P&C2 (15%) and Stateco2 (85%). Both State Auto P&C and Stateco are wholly owned subsidiaries of the Company. The Company does not consider 518 PML to be a variable interest entity because there are no equity holders outside of the Company.

[2]	As Defined in the 2012 Form 10-K

Farmers3 was also a wholly owned subsidiary of the Company. On December 31, 2012, Farmers was merged into State Auto P&C, which, as indicated above, is also a wholly owned subsidiary of the Company. The Company does not consider Farmers to be a variable interest entity because there are no equity holders outside of the Company.

518 PML and Farmers are consolidated in accordance with ASC 810-10-15-10, which states that “a reporting entity shall apply consolidation guidance for entities that are not in the scope of the Variable Interest Entities Subsections as follows:

a.	All majority-owned subsidiaries—all entities in which a parent has a controlling financial interest—shall be consolidated…”

As illustrated below, the Company intends to make certain disclosure enhancements to the 2013 Form 10-K by clarifying that these entities are/were wholly owned by the Company:

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

a.	Principles of Consolidation, page 83

The consolidated financial statements include State Auto Financial Corporation (“State Auto Financial”), an Ohio corporation, and the following wholly owned subsidiaries of State Auto Financial:

•	State Auto Property and Casualty Insurance Company (“State Auto P&C”), an Iowa corporation

•	Milbank Insurance Company (“Milbank”), an Iowa corporation

•	State Auto Insurance Company of Ohio (“SA Ohio”), an Ohio corporation

•	Stateco Financial Services, Inc. (“Stateco”), an Ohio corporation

The consolidated financial statements also include the operations and financial position of 518 Property Management and Leasing, LLC (“518 PML”), an Ohio limited liability company whose only members are State Auto P&C and Stateco. Farmers Casualty Insurance Company (“Farmers”), a former wholly owned subsidiary of State Auto Financial, was merged with State Auto P&C at the close of business on December 31, 2012.

[3]	As Defined in the 2012 Form 10-K

Note 10. Stockholders’ Equity

a. Dividend Restrictions and Statutory Financial Information, page 111

4.	Please provide us proposed disclosure to be included in future filings to address the following:

•	Although you disclose on page 73 that each of your insurance subsidiaries was in compliance with statutory requirements relating to capital adequacy, disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in the disclosure.

COMPANY RESPONSE:

The Company notes that ASC 944-505-50-1b requires disclosure of statutory capital and surplus necessary to satisfy regulatory requirements (based on the entity’s current operations) if significant (emphasis added) in relation to the entity’s statutory capital and surplus. The National Association of Insurance Commissioners (“NAIC”) has established rules and methods to measure an insurance company’s minimum risk-based capital (“RBC”). The RBC formulas specify various weighting factors to be applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital to authorized control level RBC. Generally no remedial action is required by an insurance company if its adjusted statutory surplus exceeds 200% of the authorized control level RBC. As of December 31, 2012, each of the Company’s insurance subsidiaries maintained adjusted statutory surplus of in excess of 450.0% of the authorized control level RBC.

Since the amount of statutory capital and surplus necessary to satisfy regulatory requirements (as measured by the authorized control level RBC) in relation to the total statutory capital was not significant for each of the Company’s insurance subsidiaries, the Company concluded that no disclosure was required under ASC 944-505-50-1b.

In the 2013 Form 10-K, the Company proposes to clarify the statutory capital requirements by modifying the disclosure on page 111 as follows:

The Company’s insurance subsidiaries are subject to risk-based capital (RBC) requirements that have been adopted by individual states. These requirements subject insurers having statutory capital less than that required by the RBC calculation to varying degrees of regulatory action, depending on the level of capital inadequacy. The RBC formulas specify various weighting factors to be applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital to authorized control level RBC. Generally no remedial action is required by an insurance company if its adjusted statutory surplus exceeds 200% of the authorized control level RBC. As of December 31, 2012, each of the Company’s insurance subsidiaries maintained adjusted statutory surplus of in excess of 450.0% of the authorized control level RBC.

•	Disclose the amounts of restricted net assets for your subsidiaries as of December 31, 2012 or otherwise disclose how your current disclosure complies with the objective in Rule 4-08(e)(3)(ii) of Regulation S-X.

COMPANY RESPONSE:

Paragraphs 3(i) and (ii) of Rule 4.08(e) require disclosures to be provided when the restricted net assets of consolidated and unconsolidated subsidiaries and the parent equity in the undistributed earnings of 50 percent or less owned person accounted for by the equity method together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

The Company’s restricted net assets of consolidated subsidiaries are held by the Company’s insurance subsidiaries and, accordingly, any distributions from these subsidiaries are subject to the regulatory limitations on dividends that could be made to the Company. The Company discloses these limitations and the amount of dividends that are currently available to be paid to the Company in note 10, “Stockholders’ Equity,” in the subsection “Dividend Restrictions and Statutory Financial Information” on page 111 of the 2012 Form 10-K.

•	Disclose the amount of retained earnings or net income that is restricted or free of restrictions for payment of dividends by State Auto Financial Corporation to its stockholders as required by Rule 4-08(e)(1) of Regulation S-X.

COMPANY RESPONSE:

Rule 4-08(e)(1) of Regulation S-X requires disclosure of the most significant restrictions on the payment of dividends by the registrant, indicating their source, their pertinent provisions, and the amount of retained earnings or net income restricted or free of restrictions.

The Company is restricted on its ability to pay dividends to shareholders by regulatory limitations that apply to its insurance subsidiaries. These restrictions and the amount of dividends that can be paid by the Company’s insurance subsidiaries is disclosed in note 10, “Stockholders’ Equity,” in the subsection “Dividend Restrictions and Statutory Financial Information on page 111 of the 2012 Form 10-K.

In the 2013 Form 10-K, the Company proposes to clarify the dividend availability calculation by modifying the disclosure on page 111 as follows:

State Auto P&C, Milbank and SA Ohio are subject to regulations and restrictions under which payment of dividends from statutory surplus can be made to State Auto Financial during the year without prior approval of regulatory authorities. Under the insurance regulations of Iowa and Ohio (the states of domicile), the maximum amount of dividends that the Company may pay out of earned surplus to shareholders within a twelve month period without prior approval of the Department is limited to the greater of 10% of the most recent year-end policyholders’ surplus or net income for the twelve-month period ending the 31st day of December of the previous year-end. Pursuant to these rules, approximately $62.6 million is available for payment to State Auto Financial from its insurance subsidiaries in 2013 without prior approval. State Auto Financial received dividends from its insurance subsidiaries in the amount of $20.0 million, $0.0 and $56.4 million in 2012, 2011 and 2010, respectively.

•	Provide the disclosures required under ASC 944-505-50-2 through 50-6, as applicable.

COMPANY RESPONSE:

ASC 944-505-50-2-a requires disclosure if:

a.	The use of prescribed or permitted statutory accounting practices (individually or in the aggregate) results in reported statutory surplus or risk-based capital that is significantly different from the statutory surplus or risk-based capital that would have been reported had National Association of Insurance Commissioners’ statutory accounting practices been applied; and

b.	Either of the following conditions is met:

1.	State-prescribed statutory accounting practices differ from National Association of Insurance Commissioners’ statutory accounting practices.

2.	Permitted state statutory accounting practices differ from either state-prescribed statutory accounting practices or National Association of Insurance Commissioners’ statutory accounting practices.

The Ohio and Iowa Departments of Insurance require insurance companies domiciled in their respective states to prepare their statutory basis financial statements in accordance with NAIC statutory accounting practices and generally do not have prescribed statutory accounting practices that differ from the NAIC. Additionally, the Company does not believe that it employs any statutory accounting practices that would be considered a permitted practice in its statutory financial statements.

As a result, the criteria in ASC 944-505-50-2a and 2b were not met and the disclosure in ASC 944-505-50-3 was not required. Additionally, because the Company has no material permitted practices; no disclosure is required by ASC 944-505-50-6.

The Company proposes adding the following disclosure to Note 1c. of the 2013 Form 10-K:

Note 1. Summary of Significant Accounting Policies

1. c Basis of Presentation

The Company’s insurance subsidiaries, domiciled in Ohio and Iowa, are required to prepare statutory financial statements in accordance with the accounting practices prescribed or permitted by the insurance departments of the states of domicile. Prescribed statutory accounting practices are those practices that are incorporated directly or by reference in state laws, regulations, and general administrative rules applicable to all insurance enterprises domiciled in a particular state. The Ohio and Iowa Departments of Insurance require insurers domiciled in their respective states to prepare their statutory financial statements in accordance with National Association of Insurance Commissioners’ (NAIC) statutory accounting practices. Permitted statutory accounting practices are those practices that differ either from state-prescribed statutory accounting practices or NAIC statutory accounting practices. The Company’s insurance subsidiaries do not apply any statutory accounting practices that would be considered a prescribed or permitted statutory accounting practice that differs from NAIC statutory accounting practices.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information or clarification, please contact me at your convenience.

Sincerely,

/s/ Steven E. English

Vice President and Chief Financial Officer

Copies to:    Jim B. Rosenberg, Securities and Exchange Commission

   Vanessa Robertson, Securities and Exchange Commission

   Mary Mast, Securities and Exchange Commission

   Robert P. Restrepo, Jr., Chief Executive Officer, State Auto Financial Corporation

   Ernst & Young LLP

   Baker & Hostetler LLP